                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

         /X/      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For the fiscal year ended December 31, 1995

                                       OR

         / / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                  For the transition period from _____ to _____

Commission File Number 1-8323

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         CIGNA Corporation
         Savings and Investment Plus Plan
         Two Liberty Place, 17th Floor
         1601 Chestnut Street
         P.O. Box 7716
         Philadelphia, PA  19192-2172

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         CIGNA Corporation
         One Liberty Place
         1650 Market Street
         Philadelphia, PA  19192-1550

                              Required Information

Financial statements and schedules for CIGNA Corporation's Savings and Investment Plus Plan, prepared in accordance with the financial reporting requirements of ERISA, appear on pages 11-K-3 through 11-K-19 of this Annual Report on Form 11-K.

                                     11-K-2

                           SAVINGS AND INVESTMENT PLUS
                                      PLAN

                            Financial Statements and
                             Supplemental Schedules

                                   Years Ended
                           December 31, 1995 and 1994

                                                                          11-K-3

                        SAVINGS AND INVESTMENT PLUS PLAN

                                TABLE OF CONTENTS

                                                                                                      Page
                                                                                                     Number
                                                                                                     ------

Report of Independent Accountants                                                                       1

Financial Statements:

     Statements of Net Assets Available for Benefits                                                    2

     Statements of Changes in Net Assets Available for Benefits                                         3

     Notes to Financial Statements                                                                    4-10

Supplemental Schedules:

         Schedule I        -        Assets Held for Investment                                         12

         Schedule II       -        Party-In-Interest Transactions                                     13

         Schedule III      -        Reportable Transactions                                            14

         Schedule IV       -        Loans in Default                                                   15




                                                                          11-K-4

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of CIGNA Corporation and the Participants and Administrator of the Savings and Investment Plus Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings and Investment Plus Plan at December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I through IV is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974 (ERISA). Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Price Waterhouse LLP
Philadelphia, Pennsylvania
May 31, 1996


                                                                          11-K-5

                        SAVINGS AND INVESTMENT PLUS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                   AS OF DECEMBER 31,

                                                             1995                      1994
                                                             ----                      ----

ASSETS                                                              (IN THOUSANDS)

  Fixed Income Fund                                    $           902,168       $            818,488

  Fidelity Advisor Growth Opportunities Fund                       188,393                    108,529

  CIGNA Stock Fund                                                  81,392                     51,128

  Stock Market Index Fund                                           49,315                     24,807

  International Equity Fund                                         19,147                     12,631

  INVESCO Total Return Fund                                         16,140                      5,658

  INVESCO Industrial Income Fund                                    14,173                      5,928

  Growth & Income Fund                                                   -                     53,126

  Participant Loans                                                 41,450                     34,235
                                                        ------------------        -------------------

NET ASSETS AVAILABLE FOR BENEFITS                      $         1,312,178       $          1,114,530
                                                        ==================        ===================



                                                                          11-K-6

   The Notes to Financial Statements are an integral part of these statements.

                        SAVINGS AND INVESTMENT PLUS PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                                        YEAR ENDED DECEMBER 31,

                                                                                    1995                        1994
                                                                                    ----                        ----


INVESTMENT INCOME                                                                            (IN THOUSANDS)

  Interest and dividends                                                   $              65,316       $              52,638

  Net increase in fair value of CIGNA stock                                               31,253                         495

  Net investment gain from separate accounts                                              57,431                         798
                                                                            --------------------        --------------------

  Total investment income                                                                154,000                      53,931
                                                                            --------------------        --------------------

CONTRIBUTIONS

  Employees' contributions                                                                74,836                      70,791

  Employers' contributions                                                                30,428                      29,088

  Rollover contributions                                                                   6,497                       4,638
                                                                            --------------------        --------------------

    Total contributions                                                                  111,761                     104,517
                                                                            --------------------        --------------------

WITHDRAWALS AND DISTRIBUTIONS                                                            (68,113)                    (55,309)
                                                                            --------------------        --------------------

NET INCREASE                                                                             197,648                     103,139

NET ASSETS AVAILABLE FOR BENEFITS
  Beginning of year                                                                    1,114,530                   1,011,391
                                                                            --------------------        --------------------

  End of year                                                              $           1,312,178       $           1,114,530
                                                                            ====================        ====================



                                                                          11-K-7

   The Notes to Financial Statements are an integral part of these statements.

                        SAVINGS AND INVESTMENT PLUS PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

Generally, all domestic employees of CIGNA Corporation (CIGNA) and its participating subsidiaries who have completed at least one year of service are eligible to participate in the Savings and Investment Plus Plan (SIP or the Plan). The following description of the Plan provides general information only. A more complete explanation of the features and benefits available under the Plan is contained in the SIP Summary Plan Description and Prospectus.

The Plan permits tax-deferred contributions to a maximum of 16% of a participant's eligible earnings. Eligible earnings were limited to $150,000 in both 1995 and 1994. Tax-deferred contributions are accomplished by means of an employee's election, pursuant to Section 401(k) of the Internal Revenue Code, to have an amount withheld by the employer from the employee's compensation, and for the employer to remit to the employee's plan account an amount equal to such withholding. Tax-deferred contributions are also referred to herein as "employee contributions." Under the Internal Revenue Code, tax-deferred contributions were limited to $9,240 in both 1995 and 1994. To comply with anti-discrimination provisions, tax-deferred contributions for highly compensated employees were effectively limited to 6.0% and 5.6% of eligible earnings in 1995 and 1994, respectively. CIGNA companies made matching contributions in an amount equal to 50% of the first 6% of eligible earnings contributed by participants. These matching contributions are referred to herein as "employer contributions."

Employee contributions, including related investment earnings, are fully vested at all times. Employer contributions and related investment earnings vest 20% for each year of vesting service. Participants earn a year of Vesting Service if they have 1,000 hours of service during the calendar year period. Early vesting rules may apply upon joining the Plan, if the participant was previously employed by a CIGNA company or had an account in certain plans that have since merged into SIP. These rules are described in detail in the SIP Summary Plan Description and Prospectus. Employer contributions and related investment earnings are fully vested upon an employee's attainment of age 65, death or total and permanent disability. Full vesting would also occur if a participating CIGNA company is sold and does not maintain a successor plan, if CIGNA completely discontinues matching contributions or if the Plan is terminated. Upon termination of a participant's employment, that portion of employer contributions and related investment results which are not vested are forfeited. Forfeited amounts are used to reduce future employer contributions.

The Plan may accept rollover contributions. A rollover contribution to SIP represents a distribution a participant receives from another employer-sponsored, tax qualified, pension or profit sharing plan. Distributions from other plans are subject to certain conditions to be eligible for rollover into SIP.

The Plan permits participants to borrow a portion of their account, subject to certain limitations, at an annual rate of interest with a specified repayment period. Loan interest rates remain fixed during the term of the loan. The loan is secured by the participant's SIP account balance. Generally, loan repayments are made by payroll deduction. Both the interest and principal portions of every repayment are allocated to the participant account according to the investment election in effect at the time of the repayment. The interest portion of every repayment is added to the participant's SIP account balance as earnings. If a default occurs, the amount of the outstanding loan balance is treated as a distribution to the participant. The defaulting participant is subject to immediate taxation on the taxable portion of the defaulted amount, including a possible 10% penalty tax.

Participants may withdraw funds subject to the requirements of the Plan, and such withdrawals may be subject to immediate taxation and a possible 10% penalty
tax.                                                                      11-K-8

                        SAVINGS AND INVESTMENT PLUS PLAN
                          NOTES TO FINANCIAL STATEMENTS

On termination of employment due to death, disability, retirement or other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in their account, monthly installments for up to 30 years, an annuity, or a combination of these forms. To the extent amounts are invested in the CIGNA Stock Fund, a participant may elect to receive such amounts in CIGNA common stock.

Effective September 1, 1994, the Plan added three new investment fund options and began to phase out one existing investment fund option. Plan participants may elect to invest in any combination of seven funds, and are permitted to transfer assets, subject to certain restrictions, among the funds.

Fixed Income Fund - This fund consists of a group fixed annuity contract issued by Connecticut General Life Insurance Company (CGLIC), a CIGNA subsidiary. At December 31, 1994 the fund also included a group fixed annuity contract issued by The Equitable Life Assurance Society of the United States (Equitable). The contract with Equitable matured in September 1995, and the balance in the contract was transferred to the contract with CGLIC. The fund guarantees the principal and accumulated interest of all monies deposited. An annual rate of interest is declared in advance and subject to change. The fund's effective annual yield during 1995 and 1994 was 6.9% and 6.3%, respectively.

Fidelity Advisor Growth Opportunities Fund - Contributions to this investment option are invested in Separate Account 55A (SA-55A) of CGLIC. All the assets of this pooled separate account are invested in the Fidelity Advisor Growth Opportunities Fund, a mutual fund. The fund's objective is long-term capital growth. The Fidelity portfolio consists primarily of common stocks or securities convertible into common stocks.

CIGNA Stock Fund - The CIGNA Stock Fund is invested in shares of CIGNA common stock. Such shares presently are purchased on the open market but may be acquired directly from CIGNA. From time to time, a portion of CIGNA Stock Fund assets may be invested in short-term investments.

Stock Market Index Fund - Contributions to this investment option are invested in Separate Account B (SA-B) of CGLIC, a pooled common stock fund. The fund's objective is to match the performance of the Standard & Poor's 500 Composite Stock Price Index.

International Equity Fund - This investment option, which became effective September 1, 1994, invests in Separate Account I (SA-I) of CGLIC, a pooled common stock fund. The fund's objective is to invest primarily in stocks of a diversified group of non-U.S. companies that have the potential to provide superior returns.

INVESCO Industrial Income Fund - This investment option, which became effective September 1, 1994, invests in Separate Account 55J (SA-55J) of CGLIC. All assets of this pooled account are invested in the INVESCO Industrial Income Fund, a mutual fund. The fund's objective is to invest in a broad range of securities (primarily common stocks or securities convertible into common stocks) which are intended to provide a relatively high yield and stable return and, over a period of years, may also provide capital appreciation. Capital growth potential is a secondary goal.

INVESCO Total Return Fund - This investment option, which became effective September 1, 1994, invests in Separate Account 55K (SA-55K) of CGLIC. All assets of this pooled account are invested in the INVESCO Total Return Fund, a mutual fund. The fund's objective is to invest in a combination of equity securities (common stocks and, to a lesser extent, securities convertible into common stocks) and fixed income securities (primarily obligations of the U.S. government and government-backed agencies)

                                                                          11-K-9

                        SAVINGS AND INVESTMENT PLUS PLAN
                          NOTES TO FINANCIAL STATEMENTS

which are intended to provide a high return on investment through both capital appreciation and current income.

Growth & Income Fund - Effective September 1, 1994, the Plan began to phase out this fund as an investment option. No contributions or transfers were permitted into this fund after September 30, 1994. In January 1995, the Growth & Income Fund was eliminated from SIP. Any balances in the fund on the date of its elimination from the Plan were transferred into the Fixed Income Fund. Assets in this fund had been invested in Separate Account 9V (SA-9V) of CGLIC, a pooled common stock fund. The investment focus of the Growth & Income Fund was long-term growth of capital and a reasonable level of income.

Mellon Bank (East) N.A., Philadelphia, Pennsylvania is the Trustee for the Plan.

Contributions are received and allocated to the designated funds by CGLIC. While contributions are pending allocation, they are invested in short-term investments.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in conformity with generally accepted accounting principles. Certain reclassifications have been made to the 1994 financial statements to conform to the 1995 presentation.

Recent Accounting Pronouncement

In 1994, Statement of Position (SOP) 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans," was issued by the American Institute of Certified Public Accountants. SOP 94-4 requires defined contribution plans to report investment contracts with fully benefit responsive features at contract value and other investment contracts at fair value. SOP 94-4 will be implemented in 1996 and is not expected to have a material effect on the Plan's financial statements.

Investments

The group fixed annuity contracts with CGLIC and the Equitable are stated at contract value, which approximates fair value. Contract value represents the aggregate amount on deposit, including accumulated interest. CIGNA common stock is carried at market value, which is based upon quotations obtained from national securities exchanges. Participation units in the separate accounts are valued based on the fund's net asset value, which is based on the fair value of the underlying assets of the fund. Short-term investments are carried at cost, which approximates fair value.

Withdrawals and Distributions

Withdrawals and distributions are recorded when paid.

                                                                         11-K-10

                        SAVINGS AND INVESTMENT PLUS PLAN
                          NOTES TO FINANCIAL STATEMENTS

Investment Income

Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Realized investment gains and losses are based on the average cost of the investments sold. Investment transactions are recorded on the trade date.

NOTE 3 - PARTICIPATION IN THE PLAN

Employees' contributions and employers' contributions (net of forfeitures) for the years ended December 31, 1995 and 1994 were as follows:

                                                                      Employees'            Employers'
                                                                    Contributions          Contributions
(In thousands)
- -------------------------------------------------------------       -------------          -------------
                             1995
                             ----
CIGNA Corporation                                                      $ 4,121               $ 1,726
CIGNA Holdings, Inc.                                                        32                    13
CIGNA Dental Health, Inc.                                                  438                   181
CIGNA Healthplan, Inc. subsidiaries                                     14,537                 5,962
CIGNA Information Services, Inc.                                           205                    75
CIGNA Investments, Inc.                                                  1,937                   838
Connecticut General Life Insurance Company                              22,906                 9,256
ESIS, Inc.                                                                 333                   131
INA Life Insurance Company of New York                                     200                    78
Insurance Company of North America                                      25,074                10,141
Life Insurance Company of North America                                  2,868                 1,203
MCC Behavioral Care, Inc.                                                1,837                   695
Recovery Services International, Inc.                                      348                   129
                                                                       -------               -------
                                                                       $74,836               $30,428
                                                                       =======               =======



                             1994
                             ----

CIGNA Corporation                                                      $ 3,420               $ 1,459
CIGNA Holdings, Inc.                                                        25                    11
CIGNA Dental Health, Inc.                                                  358                   144
CIGNA Healthplan, Inc. subsidiaries                                     13,563                 5,615
CIGNA Information Services, Inc.                                           326                   120
CIGNA Investments, Inc.                                                  1,611                   706
Connecticut General Life Insurance Company                              21,786                 9,038
ESIS, Inc.                                                                  85                    36
INA Life Insurance Company of New York                                     128                    54
Insurance Company of North America                                      25,308                10,251
Life Insurance Company of North America                                  2,183                   935
MCC Behavioral Care, Inc.                                                1,648                   597
Recovery Services International, Inc.                                      350                   122
                                                                       -------               -------

                                                                       $70,791               $29,088
                                                                       =======               =======


                                                                         11-K-11

                        SAVINGS AND INVESTMENT PLUS PLAN
                          NOTES TO FINANCIAL STATEMENTS


NOTE 4 - INVESTMENTS

An analysis of the changes in net assets available for benefits by investment fund for the year ended December 31, 1995 is presented below.



                                                                 FIDELITY
                                                                  ADVISOR
                                                                  GROWTH
                                                   FIXED      OPPORTUNITIES    CIGNA      STOCK MARKET  INTERNATIONAL
YEAR ENDED DECEMBER 31, 1995                     INCOME FUND       FUND      STOCK FUND    INDEX FUND    EQUITY FUND
- ----------------------------                     -----------       ----      ----------    ----------    -----------
(In thousands)

INVESTMENT INCOME
    Interest and dividends                       $  60,541      $     -      $   2,374    $     -        $     -
    Net increase in fair value of CIGNA stock          -              -         31,253          -              -
    Net investment gain from separate accounts         -           40,224          -         10,758            990
                                                 ---------      ---------    ---------    ---------      ---------
        Total investment income                     60,541         40,224       33,627       10,758            990
                                                 ---------      ---------    ---------    ---------      ---------
CONTRIBUTIONS
    Employees' contributions                        45,947         15,342        5,358        3,037          2,436

    Employers' contributions                        18,879          6,155        2,152        1,206            971

    Rollover contributions                           3,178          1,682          439          484            233
                                                 ---------      ---------    ---------    ---------      ---------
        Total contributions                         68,004         23,179        7,949        4,727          3,640
                                                 ---------      ---------    ---------    ---------      ---------
LOAN PRINCIPAL REPAYMENTS                           10,686          2,456          963          393            378

LOAN INTEREST RECEIVED - ALLOCATED                   1,646            401          159           67             63

LOANS ISSUED                                       (19,855)        (2,691)      (1,104)        (401)          (312)

WITHDRAWALS AND DISTRIBUTIONS                      (54,661)        (4,780)      (3,895)      (1,550)          (500)

INTERFUND TRANSFERS                                 17,319         21,075       (7,435)      10,514          2,257
                                                 ---------      ---------    ---------    ---------      ---------
NET INCREASE (DECREASE)                             83,680         79,864       30,264       24,508          6,516

NET ASSETS AVAILABLE FOR BENEFITS
    Beginning of year                              818,488        108,529       51,128       24,807         12,631
                                                 ---------      ---------    ---------    ---------      ---------
    End of year                                  $ 902,168      $ 188,393    $  81,392    $  49,315      $  19,147
                                                 =========      =========    =========    =========      =========







                                                     INVESCO        INVESCO
                                                      TOTAL        INDUSTRIAL        GROWTH &       PARTICIPANT
YEAR ENDED DECEMBER 31, 1995                        RETURN FUND    INCOME FUND      INCOME FUND        LOANS         TOTAL
- ----------------------------                        -----------    -----------      -----------        -----         -----
(In thousands)

INVESTMENT INCOME
    Interest and dividends                        $     -           $    -           $    -          $   2,401    $   65,316
    Net increase in fair value of CIGNA stock           -                -                -                -          31,253
    Net investment gain from separate accounts        2,469            2,274              716              -          57,431
                                                  ---------         --------         --------        ---------    ----------
        Total investment income                       2,469            2,274              716            2,401       154,000
                                                  ---------         --------         --------        ---------    ----------
CONTRIBUTIONS
    Employees' contributions                          1,263            1,453              -                -          74,836

    Employers' contributions                            496              569              -                -          30,428

    Rollover contributions                              248              233              -                -           6,497
                                                  ---------         --------         --------        ---------    ----------
        Total contributions                           2,007            2,255              -                -         111,761
                                                  ---------         --------         --------        ---------    ----------
LOAN PRINCIPAL REPAYMENTS                               208              203              -            (15,287)          -

LOAN INTEREST RECEIVED - ALLOCATED                       34               31              -             (2,401)          -

LOANS ISSUED                                           (139)            (135)              (4)          24,641           -

WITHDRAWALS AND DISTRIBUTIONS                          (226)            (330)             (32)          (2,139)      (68,113)

INTERFUND TRANSFERS                                   6,129            3,947          (53,806)             -             -
                                                  ---------         --------         --------        ---------    ----------
NET INCREASE (DECREASE)                              10,482            8,245          (53,126)           7,215       197,648

NET ASSETS AVAILABLE FOR BENEFITS
    Beginning of year                                 5,658            5,928           53,126           34,235     1,114,530
                                                  ---------         --------         --------        ---------    ----------
    End of year                                   $  16,140         $ 14,173         $    -          $  41,450    $1,312,178
                                                  =========         ========         ========        =========    ==========



                                       -8-                               11-K-12

                        SAVINGS AND INVESTMENT PLUS PLAN
                          NOTES TO FINANCIAL STATEMENTS


An analysis of the changes in net assets available for benefits by investment fund for the year ended December 31, 1994 is presented below.



                                                                         FIDELITY
                                                                         ADVISOR
                                                                          GROWTH
                                                          FIXED        OPPORTUNITIES    CIGNA       STOCK MARKET   INTERNATIONAL
           YEAR ENDED DECEMBER 31, 1994                 INCOME FUND        FUND       STOCK FUND     INDEX FUND     EQUITY FUND
           ----------------------------                 -----------        ----       ----------     ----------     -----------

(In thousands)
INVESTMENT INCOME
    Interest and dividends                              $  48,790      $     -        $  2,216      $    -          $    -
    Net increase in fair value of CIGNA stock                 -              -             495           -               -
    Net investment gain (loss) from separate accounts         -            1,144           -             222            (259)
                                                        ---------      ---------      --------      --------        --------
        Total investment income                            48,790          1,144         2,711           222            (259)
                                                        ---------      ---------      --------      --------        --------
CONTRIBUTIONS
    Employees' contributions                               46,153         10,946         4,117         1,834             474

    Employers' contributions                               19,056          4,372         1,680           743             179

    Rollover contributions                                  2,070          1,371           302           400              36
                                                        ---------      ---------      --------      --------        --------
        Total contributions                                67,279         16,689         6,099         2,977             689
                                                        ---------      ---------      --------      --------        --------
LOAN PRINCIPAL REPAYMENTS                                   7,208          1,410           538           151              78

LOAN INTEREST RECEIVED - ALLOCATED                          1,136            226            91            26              13

LOANS ISSUED                                              (19,098)        (1,923)         (933)         (168)            (49)

WITHDRAWALS AND DISTRIBUTIONS                             (42,193)        (2,965)       (2,837)         (779)            (58)

INTERFUND TRANSFERS                                       (17,381)        38,373         1,947         3,844          12,217
                                                        ---------      ---------      --------      --------        --------
NET INCREASE (DECREASE)                                    45,741         52,954         7,616         6,273          12,631

NET ASSETS AVAILABLE FOR BENEFITS
    Beginning of year                                     772,747         55,575        43,512        18,534             -
                                                        ---------      ---------      --------      --------        --------
    End of year                                         $ 818,488      $ 108,529      $ 51,128      $ 24,807        $ 12,631
                                                        =========      =========      ========      ========        ========








                                                            INVESCO         INVESCO
                                                             TOTAL         INDUSTRIAL      GROWTH &     PARTICIPANT
           YEAR ENDED DECEMBER 31, 1994                    RETURN FUND     INCOME FUND    INCOME FUND      LOANS          TOTAL
           ----------------------------                    -----------     -----------    -----------      -----          -----

(In thousands)
INVESTMENT INCOME
    Interest and dividends                                  $   -          $   -          $    -        $    1,632    $    52,638
    Net increase in fair value of CIGNA stock                   -              -               -                 -            495
    Net investment gain (loss) from separate accounts            (7)          (130)           (172)              -            798
                                                            -------        -------        --------      ----------    -----------
        Total investment income                                  (7)          (130)           (172)          1,632         53,931
                                                            -------        -------        --------      ----------    -----------
CONTRIBUTIONS
    Employees' contributions                                    145            208           6,914               -         70,791

    Employers' contributions                                     56             78           2,924               -         29,088

    Rollover contributions                                        6             20             433               -          4,638
                                                            -------        -------        --------      ----------    -----------
        Total contributions                                     207            306          10,271               -        104,517
                                                            -------        -------        --------      ----------    -----------
LOAN PRINCIPAL REPAYMENTS                                        27             33             751         (10,196)             -

LOAN INTEREST RECEIVED - ALLOCATED                                3              6             131          (1,632)             -

LOANS ISSUED                                                    (10)           (11)         (1,438)         23,630              -

WITHDRAWALS AND DISTRIBUTIONS                                    (1)            (1)         (5,539)           (936)       (55,309)

INTERFUND TRANSFERS                                           5,439          5,725         (50,164)              -              -
                                                            -------        -------        --------      ----------    -----------
NET INCREASE (DECREASE)                                       5,658          5,928         (46,160)         12,498        103,139

NET ASSETS AVAILABLE FOR BENEFITS
    Beginning of year                                           -              -            99,286          21,737      1,011,391
                                                            -------        -------        --------      ----------    -----------
    End of year                                             $ 5,658        $ 5,928        $ 53,126      $   34,235    $ 1,114,530
                                                            =======        =======        ========      ==========    ===========




                                       -9-                               11-K-13

                        SAVINGS AND INVESTMENT PLUS PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE 5 - INCOME TAX STATUS

Internal Revenue Service (IRS) determination letters have been received for the Plan and all Plan amendments through December 31, 1994, indicating the Plan's qualified status under Internal Revenue Code (IRC) Sections 401(a), 401(k) and 501(a). There have been no Plan amendments since that time and, therefore, management believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision has been made for federal or state income taxes in the accompanying financial statements. Under existing federal income tax law the operation of the Plan has the following general tax consequences:

(a) Each employer is entitled to deduct its contributions under the Plan in computing its federal income tax liability.

(b) Participating employees are not subject to federal income tax on amounts contributed by them as well as by employers for their benefit, nor with respect to any investment results realized by the Plan, until such time as amounts are distributed to them.

NOTE 6 - PLAN EXPENSES

The investment results of all funds except the CIGNA Stock Fund are net of management fees, investment expenses, risk charges and administrative costs charged by CGLIC. Brokers commissions resulting from buying or selling stock in the CIGNA Stock Fund are paid from the participants' accounts and have been netted against the Stock Fund's investment income in these financial statements. Other costs associated with the operation of the Plan, including trustee and legal fees, are paid by CIGNA.

NOTE 7 - TERMINATION PRIORITIES

CIGNA intends to continue the Plan indefinitely, but reserves the right to terminate the Plan, in whole or in part, or to discontinue contributions at any time. If the Plan is terminated or contributions are discontinued, affected participants will become fully vested. Upon Plan termination, net assets of the Plan will be distributed in the manner CIGNA elects and in accordance with ERISA and its related regulations.

NOTE 8 - RELATED PARTY TRANSACTIONS

There are numerous transactions between the Plan and CIGNA and its affiliates which, in the opinion of Plan management, are exempt from detailed reporting under Title I of ERISA. Investments in CGLIC's separate accounts represent investments for which CGLIC has fiduciary responsibility. The Fixed Income Fund is a contract participating in the general account assets of CGLIC. CGLIC is the Plan's recordkeeper.

                                                                         11-K-14

                             SUPPLEMENTAL SCHEDULES

                                                                         11-K-15

                                                                      SCHEDULE I

                        SAVINGS AND INVESTMENT PLUS PLAN
                           ASSETS HELD FOR INVESTMENT
                                DECEMBER 31, 1995

                                                                 Shares or
                    Description                                    Units           Cost         Market Value
                    -----------                                    -----           ----         ------------
(In thousands, except shares or units)

Fixed Income Fund                                                                $ 902,168      $   902,168

Fidelity Advisor Growth Opportunities Fund                       4,541,837         149,972          188,393

CIGNA Stock Fund:
   CIGNA Corporation common stock                                  779,131          51,952           80,445
   Short-term investments                                                              357              357

Stock Market Index Fund                                          1,553,459          37,895           49,315

International Equity Fund                                          306,118          18,303           19,147

INVESCO Total Return Fund                                          662,440          13,824           16,140

INVESCO Industrial Income Fund                                     951,577          12,180           14,173

Participant Loans                                                                                    41,450
                                                                                                -----------
    Assets held for investment                                                                    1,311,588

Investment income receivable (CIGNA Stock Fund)                                                         590
                                                                                                -----------

    Net assets available for benefits                                                           $ 1,312,178
                                                                                                ===========




                                                                         11-K-16

                                                                     SCHEDULE II

                        SAVINGS AND INVESTMENT PLUS PLAN
                         PARTY-IN-INTEREST TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1995

A schedule of party-in-interest transactions has not been prepared because there were no party-in-interest transactions which are prohibited by ERISA and for which there is no statutory or administrative exemption.

                                                                         11-K-17

                                                                    SCHEDULE III

                        SAVINGS AND INVESTMENT PLUS PLAN
                             REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1995

             (Transactions with the same person or of the same issue aggregating 5% or more of the current value of Plan assets.)

                                                                                  -----------------------Sales----------------------

        Party Involved              Description of Asset          Purchases           Proceeds            Cost              Gain
- ----------------------------    --------------------------    ----------------    ---------------   ---------------    -------------
(In thousands)

Connecticut General Life        Fixed Income Fund
       Insurance Company                                         $ 165,954           $ 142,815         $ 142,815               -


Connecticut General Life        Fidelity Advisor Growth
       Insurance Company         Opportunities Fund
                                 (SA-55A)                           64,508              24,868            21,428         $ 3,440




                                                                         11-K-18

                                                                     SCHEDULE IV

                        SAVINGS AND INVESTMENT PLUS PLAN

                                LOANS IN DEFAULT

                                DECEMBER 31, 1995

                   Original                                         Unpaid
                  Amounts of                                      Balances at      Amounts
      Obligor        Loans        Amounts Received During 1995    End of Year      Overdue
      -------        -----        ----------------------------    -----------      -------
(In thousands)

                                 Principal            Interest
                                 ---------            --------

 Various             $ 362         $ 19                  $ 3         $ 207         $ 207





                                                                        11-K-19

                                    Exhibits

Exhibits are listed in the Index to Exhibits appearing on page E-1.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                             SAVINGS AND INVESTMENT PLUS PLAN

Date:  June 27, 1996                         By:  /s/STEWART M. BELTZ
                                                  -------------------
                                                  Stewart M. Beltz
                                                  Plan Administrator



                                     11-K-20

                                Index to Exhibits

                                   Method of
Number         Description         Filing
- ------         -----------         ------

23.1           Consent of          Filed
               Independent         herewith
               Accountants




                                      -E-1-